Filed by Lender Processing Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: Lender Processing Services, Inc.
Commission File No.:  001-34005

The information filed herewith was first provided to LPS' employees on May 28, 2013.

KEY MESSAGES FOR EXTERNAL CONVERSATIONS

The following talking points provide key messages to use in discussions regarding the recently announced transaction in which LPS entered into a definitive agreement to be acquired by Fidelity National Financial for $33.25 per share in stock and cash.  Please review these talking points so you can be prepared to deliver consistent messaging that will reinforce the strategic direction and goals of the extended organization when speaking with clients, prospects, business partners or vendors.

If you receive questions that are not addressed in this document, please send them via email to [redacted] with the information you have been asked, along with the company requesting the information. Someone will respond as soon as possible.

If you receive inquiries from the media or any other people seeking information about our company, the transaction, our employees or how we do business, please take the person’s name, phone number and e-mail address, and forward that information to [contact redacted].

Announcement

LPS has agreed to be acquired by Fidelity National Financial for $33.25 per share through a combination of stock and cash. LPS and FNF’s ServiceLink operation will be combined in a new entity; and FNF will sell a 19% ownership stake to private equity firm THL Partners, with FNF retaining the remaining 81%.

About LPS

●	LPS (NYSE:LPS), a Fortune 1000 company, headquartered in Jacksonville, Florida, with more than 7,500 employees worldwide.

●	Leading provider of technology solutions and services, as well as powerful data and analytics, to the nation’s top mortgage lenders, servicers and investors.

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Offers the only end-to-end suite of solutions that provides major U.S. banks and many federal government agencies the technology and data needed to support mortgage lending and servicing operations, meet unique regulatory and compliance requirements and mitigate risk.

●	LPS’ servicing solutions include MSP®, the industry’s leading loan-servicing platform, which is used to service approximately 50 percent of all U.S. mortgages by dollar volume.

●	The company also provides proprietary data and analytics for the mortgage, real estate and capital markets industries.

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Selected by American Banker, Bank Technology News and the research firm IDC Financial Insights for the annual FinTech 100 rankings, a list of the world’s 100 leading technology providers to financial services companies.

●	More information about LPS can be found at www.lpsvcs.com.

About FNF

●	Fidelity National Financial, Inc. (NYSE:FNF), is a Fortune 500 company and leading provider of title insurance, mortgage services and diversified services.

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FNF is the nation’s largest title insurance company through its title insurance underwriters - Fidelity National Title, Chicago Title, Commonwealth Land Title and Alamo Title - that collectively issue more title insurance policies than any other title company in the United States.

●	FNF has a minority interest in multiple businesses outside of the mortgage industry.

●	More information about FNF can be found at www.fnf.com.

About ServiceLink

●	ServiceLink is a Fidelity National Financial (NYSE:FNF) company.

●	A leading provider of end-to-end origination- and default-related products, services and technology for the mortgage industry.

●	Currently serves 15 of the top 20 national lenders and servicers, helping them drive maximum performance throughout the life of the loan.

●	For more information about ServiceLink, visit www.servicelinkfnf.com.

Strategic Rationale for the Acquisition

This transaction is taking place because there is a strong strategic fit, and the combination of these entities creates a stronger provider with greater flexibility, broader product offerings and enhanced financial stability. We believe this combination will enable our clients to benefit from increased resources and technology.

Anticipated Benefits of the Transaction

This transaction will provide LPS/FNF ServiceLink clients with the following benefits:

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Expanded client base – The new entity will have the opportunity to provide its technology, product, data and services to a larger client base, and will be able to offer a wider array of products and services to existing clients. Providing superior support, product and services to our current and new customers is extremely important to our future success.

●	Financial strength – The enhanced company will benefit from an expanded client base and the backing of a strong, financially stable company.

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A stronger company - The combination will create a stronger partner, with enhanced flexibility, broader product offerings, and greater stability and opportunities to generate revenue.  It will further enhance operating efficiencies, so we can deliver the highest possible value to our clients.

New Company Organization

We anticipate announcing the management structure and other organizational changes in the near future.

This transaction will support both companies’ mutual commitment to deliver comprehensive, leading-edge technology, analytics and support services that enable clients to address their business challenges across the entire mortgage origination and servicing lifecycles.  It will further enhance operating efficiencies, so we can deliver the highest possible value to our clients.

We believe this new entity will add significant value as our mutual clients continue to look for ways to partner with a financially stable vendor that offers the broadest possible solutions to help increase their organizations’ performance.

Commitment to Clients

Both companies are passionate about their commitments to clients. Every employee will continue to deliver excellent service to our clients throughout the transaction and transition process. Each and every decision we make is with our clients’ best interests in mind.

We are committed to ensuring clients receive the high level of support they rely on from our company. We will continue to focus on meeting client commitments, while working to exceed their expectations.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of LPS by FNF. In connection with the proposed acquisition, LPS and FNF intend to file relevant materials with the SEC, including FNF’s registration statement on Form S-4 that will include a joint proxy statement of FNF and LPS that also constitutes a prospectus of FNF. Investors and security holders are urged to read all relevant documents filed with the SEC, including the joint proxy statement/prospectus, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http://www.sec.gov, or for free from LPS by contacting Nancy Murphy at 904.854.8640 or for free from FNF by contacting Dan Murphy at 904.854.8120. Such documents are not currently available.

Participants in Solicitation

FNF, LPS and their respective officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from both companies’ shareholders with respect to this transaction. A description of any interests that any such participant may have in the transaction will be available in the joint proxy statement/prospectus (once available). Information concerning FNF’s directors and executive officers is set forth in FNF’s proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 12, 2013, and its annual report on Form 10-K filed with the SEC on Feb. 27, 2013. Information concerning LPS’s directors and executive officers is set forth in LPS’s proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 9, 2013, and its annual report on Form 10-K filed with the SEC on Feb. 25, 2013. These documents are available free of charge at the SEC’s web site www.sec.gov or from FNF and LPS using the contact information above.

Forward Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. LPS undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of stockholder approvals; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate LPS’s operations into those of FNF; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of LPS may be difficult; changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U. S. economy; and other risks detailed in the parties’ filings with the Securities and Exchange Commission (“SEC”), including LPS’s and FNF’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. FNF and LPS assume no obligation to update the information in this communication, except as otherwise required by law.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.